FORM 18-k/A

For Foreign Governments and Political Subdivisions Thereof

United States

securities and exchange commission

Washington, D.C. 20549

AMENDMENT NO. 1 to

ANNUAL REPORT

of

Province of new brunswick

CANADA

(Name of Registrant)

Date of end of last fiscal year to which this report relates: March 31, 2013 securities registered *

(As of close of fiscal year)

Title of issue _____________________________ N/A	Amounts as to which registration is effective ______________________________ N/A	Names of exchanges on which registered _____________________________ N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

JOHN F. PRATO

Canadian Consulate General

1251 Avenue of the Americas

New York, NY 10020

Copies to:

JASON R. LEHNER Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, ON Canada M5L1E8	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division, Finance Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B5H1

* The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2013 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit 99.4	2013-14 Second Quarter Financial Update of the Province of New Brunswick December 2013

Exhibit 99.5	Excerpt from the Province of New Brunswick “2014-2015 Budget” as presented to the Legislative Assembly

Exhibit 99.6	The document entitled “2014-2015 Economic Outlook”

Exhibit 99.7	Excerpt from the Province of New Brunswick “2014-2015 Main Estimates” as presented to the Legislative Assembly

Exhibit 99.8	2014-15 First Quarter Financial Update of the Province of New Brunswick July 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 19th day of September 2014.

PROVINCE OF NEW BRUNSWICK

By /s/ Leonard Lee-White

---------------------------------------------

Name: Leonard Lee-White

                        Title: Assistant Deputy Minister

EXHIBIT INDEX

Exhibit 99.4	2013-14 Second Quarter Financial Update of the Province of New Brunswick December 2013

Exhibit 99.5	Excerpt from the Province of New Brunswick “2014-2015 Budget” as presented to the Legislative Assembly

Exhibit 99.6	The document entitled “2014-2015 Economic Outlook”

Exhibit 99.7	Excerpt from the Province of New Brunswick “2014-2015 Main Estimates” as presented to the Legislative Assembly

Exhibit 99.8	2014-15 First Quarter Financial Update of the Province of New Brunswick July 2014